File No. 82-3929


FNC
LISTED ON
TSX venture
EXCHANGE
TSX


05007249

FANCAMP EXPLORATION LTD.

QUARTERLY REPORT

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2005

Prepared By Management
March 30, 2005

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the nine months ended January 31, 2005
(Unaudited - prepared by management)

Contents

Balance Sheet 1
Statement of Operations 2
Statement of Cash Flows 3

Notes 4

FANCAMP EXPLORATION LTD.

BALANCE SHEET
(Unaudited - Prepared by Management)

January 31, 2005

	January 31 2005	April 30 2004
Assets		
Current		
Cash and Marketable Securities	191,659	42,438
Accounts Receivable	104,039	6,808
Accrued Mining Duty Refunds	61,895	61,895
Prepaid Expenses	0	2,072
Total Current Assets	357,593	113,213
Investment - South African Minerals Corporation	142	142
Investment - Diadem Resources	2,344	2,344
Incorporation Costs	1,100	1,100
Mineral Properties	849,376	745,253
Total Assets	$1,210,555	$862,053
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	18,947	53,165
Long-term		
Botswana Exploration Obligations	610,170	610,170
Deferred Quebec Mining Duties	186,788	186,788
Total Liabilities	815,905	850,123
Shareholders' Equity		
Share Capital	6,779,434	6,378,484
Share Capital Received	100,000	45,000
Deficit	-6,484,784	-6,411,554
Total Shareholders' Equity	394,650	11,931
Total Liabilities and Shareholders' Equity	$1,210,555	$862,053

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the three and nine month periods ended January 31, 2005 and 2004

	Three Months Ended January 31 2005	Nine Months Ended January 31 2005	Three Months Ended January 31 2004	Nine Months Ended January 31 2004
Revenue				
Interest Income	0	0	17	21
Operator Fee Income	0	0	0	0
Total Revenue	$0	$0	$17	$21
Expenses				
Bank and Interest Charges	50	145	137	316
Foreign Exchange (Gain) Loss	-14	-14	0	-166
Geological Fees	8,875	23,875	7,500	22,500
Legal and Accounting	0	5,100	387	9,821
Office and General	8,632	27,348	7,842	23,561
Transfer Agent and Listing Fees	2,255	16,775	1,973	21,084
Total Expenses	19,798	73,230	17,839	77,116
Net Profit(Loss) from Operations	-$19,798	-$73,230	-$17,823	-$77,095
Gain (Loss) on Investments	0	0	0	0
Mineral Properties Written Off	0	0	0	0
Net Profit(Loss)	-$19,798	-$73,230	-$17,823	-$77,095
Deficit, Beginning of Period	6,464,985	6,411,554	6,491,835	6,432,564
Deficit, End of Period	6,484,784	6,484,784	6,509,658	6,509,658
Profit(Loss) Per Share	-0.001	-0.004	-0.001	-0.001

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS

(Unaudited - Prepared by Management)

For the three and nine month periods ended January 31, 2005 and 2004

	Three Months Ended January 31 2005	Nine Months Ended January 31 2005	Three Months Ended January 31 2004	Nine Months Ended January 31 2004
Operating Activities				
Profit(Loss) for the Period	-19,798	-73,230	-17,823	-77,095
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	186,154	-129,377	51,161	-78,899
Total Operating Activities	166,356	-202,607	33,338	-155,994
Financing Activities				
Private Placement - common shares	0	0	0	100,000
Private Placement - Flow-through common shares	0	400,000	0	0
Exercise of Warrants	0	0	17,500	192,500
Share Capital Received	0	55,000	75,000	75,000
Exercise of Options	0	950	10,850	81,550
Total Financing Activities	0	455,950	103,350	449,050
Investing Activities				
McFaulds	0	-1,350	0	-15,851
Fancamp	0	0	0	-46
Gamache	0	0	0	-161
Iron Property Prospects	0	-2,338	0	0
Manic 3	0	-3,904	0	0
Manicuagan	0	-10,098	-29,396	-29,396
Mingan Longue Pointe	-26,187	-79,105	-103,230	-264,476
St. George	-3,676	-7,327	-2,450	-17,017
Tilly Lake	0	0	-2,400	-2,400
Upsalquitch Forks	0	0	0	-120
Total Investing Activities	-29,863	-104,123	-137,475	-329,467
Change in Cash during the Period	136,493	149,220	-787	-36,410
Cash at Beginning of Period	55,167	42,438	-759	34,863
Cash at End of Period	$191,659	$191,659	-$1,546	-$1,546

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2004. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2005.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Investment In Shares**

The Company holds 948 common shares of South African Mineral Corporation and 23,970 first preferred shares of Diadem Exploration Inc. The value of these shares is being carried on the books of the Company at their market value as at April 30, 2004.

7. **Botswana Exploration Commitment**

Under the terms of exploration licences granted in prior years by the State of Botswana, the Company was obligated to meet specified exploration commitments over the term of the licences. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's remaining licence expired in the 2001 fiscal year. The exploration commitment shortfall has been recognized in the accounts as a liability. Management reviews the exploration commitment exposure periodically, and, as adjustments become necessary, reports the change in commitment exposure in operations.

8. **Share capital**

As at January 31, 2005

Authorized: 50,000,000 common shares with no par value

Issued:

	2004-2005		2003-2004	
	Number	Amount	Number	Amount
Balance, beginning of year	18,883,481	$6,378,484	15,817,981	$5,877,584
Flow-through Private Placement	0	400,000	0	100,000
Exercise of Warrants	0	100,000	1,000,000	125,000
Exercise of Flow-through Warrants	0	0	0	0
Exercise of Flow-through Warrants receivable	0	0	0	0
Options Exercised	9,500	950	667,000	70,700
Flow-through share tax liability	0	0	0	0
Stock based compensation	0	0	0	0
Balance, end of period	18,892,981	$6,879,434	17,484,981	$6,173,284

Warrants Outstanding

There are warrants outstanding for the purchase of up to 4,000,000 flow-through common shares, at a price of $0.15 per share, expiring July 26, 2006. The Company had warrants outstanding for the purchase of up to 1,240,000 flow-through common shares, at a price of $0.125 per share, exercisable up to December 18, 2004, of which 800,000 were exercised during the current quarter and 440,000 expired.

Share Capital Issued

No shares were issued during the period. The Company subsequently issued 4,000,000 flow-through common shares in relation to the private placement closed on September 27, 2004 and 800,000 flow-through common shares in relation to the exercise of previously outstanding share purchase warrants.

As at March 31, 2005

Authorized: 50,000,000 common shares with no par value

Issued:

	2004-2005		2003-2004	
	Number	Amount	Number	Amount
Balance, beginning of year	18,883,481	$6,378,484	15,817,981	$5,877,584
Flow-through Private Placement	4,000,000	400,000	0	100,000
Exercise of Warrants	800,000	100,000	1,000,000	125,000
Exercise of Flow-through Warrants	0	0	0	0
Exercise of Flow-through Warrants receivable	0	0	0	0
Options Exercised	9,500	950	667,000	70,700
Flow-through share tax liability	0	0	0	0
Stock based compensation	0	0	0	0
Balance, end of period	23,692,981	$6,879,434	17,484,981	$6,173,284

9. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
111,500	$0.12	May 1/00	Apr 30/05
829,000	$0.14	May 26/03	May 25/08
793,000	$0.10	June 30/04	June 29/09
1,733,500			

During the current quarter options granted for the purchase of up to 145,000 common shares, at a price of $0.10 per share expired. No options were granted, re-priced, exercised, canceled.

10. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 3 months ended January 31, 2005
Professional geological fees paid to a director	$10,644
Administration fees paid to directors (2)	$5,716

11. Contingency

The Company has a dispute with one of its exploration service suppliers regarding the services provided to Fancamp, for a total amount of $21,000. Fancamp holds that the supplier has not provided the services which were agreed upon and has not accrued the corresponding liability in its accounts. Fancamp is contesting the claimed amount vigorously and the outcome is indeterminable.

The Company has been served with a lawsuit in the amount of $50,000. by one of its service suppliers. Fancamp holds that the service was not provided and is contesting the claimed amount in its entirety.

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

March 30, 2005

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the nine month period ended January 31, 2005. The Company's financial statements are prepared by management in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is March 30, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. The Company's main focus continues to be on the exploration and development of the Mingan Titanium Option in Longue Point, Quebec.

OVERALL PERFORMANCE

The Company had working capital of $338,646 as at January 31, 2005. During the current quarter, the Company met the required exploration expenditures to earn its 50% interest in the Mingan Titanium Option.

RESULTS OF OPERATIONS

The Company incurred a net loss of $19,798 for the three months ended January 31, 2005, compared to a net loss of $17,823 for the previous year. The loss per share of $0.001 remained the same for both periods.

Management fees remained unchanged quarter over quarter. The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs as well as evaluation of potential property acquisitions. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec

In early December, 2004, trenching was completed for the season on the Mingan Titanium Option, in an area west of the lake, and several areas of previously unrecognized massive hemoilmenite outcrop were identified. These areas will be properly mapped and further trenched when weather conditions permit.

Work has been completed on the removal of a 30 tonne bulk sample and bench scale on-site test work of this material is in progress.

An extensive prospecting program was carried out in late July/early August on the other Sheridan Platinum Group properties located in the Havre St. Pierre Anorthosite Massif. These properties are a part of the Mingan Option, and cover additional prospective ground. The purpose of the program was to further identify and refine areas of potential. At least five additional outcrop areas containing massive hemoilmenite are present on these properties. Reconnaissance gravity work has been carried out over these occurrences and results are being evaluated.

Fancamp has fulfilled its earn-in requirements on the Mingan Showing, a series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby the Company now holds a 50% interest in the property. This property includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

The Company has acquired, by staking, a number of known iron titanium and iron prospects. Most of the latter have been acquired jointly with the Sheridan Platinum Group. The Company has no immediate plans regarding these claims, save for joint venture possibilities, their acquisition being prompted by the current robust state of the world's iron ore markets, and prospects for its continuance.

100% Owned McFaulds Fancamp Property, Ontario

This 64 claim grassroots property was acquired by staking following the announcement of a base metal discovery by Spider Resources Inc. in March, 2003. An airborne EM-mag survey carried out in July, August, 2003 indicated the presence of a number of interesting conductive zones. These zones were further defined by ground surveys carried out in January, 2004. The Company is presently in discussions with a potential joint venture partner.

100% Owned Manicuagan Property, Quebec

On January 29, 2004, the Company announced that it had acquired by map staking, approximately 32,000 hectares or 80,000 acres of ground covering interesting nickel/copper/cobalt geochemical anomalies, in the vicinity of the recently announced high grade nickel discovery acquired by Quinto Technology Inc. in the Manicuagan Reservoir district of Quebec's North Shore. Grades up to 5.3% nickel have been reported

from this recent grassroots discovery. During the quarter discussions continued with potential joint venture partners.

100% Owned Lac Mechant Property, Quebec

Ressources Appalaches Ltee. has relinquished its option on the Company's 100% owned Lac Mechant nickel copper cobalt prospect located 40 km NE of Sept Iles, Quebec. No diamond drilling was done on the prospect by Appalaches and the Company considers that its potential remains untested. The property has been subject to a gravity survey and a number of strong anomalies have been identified.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau, was discovered in 1952 and staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (not 43/101 compliant). Metallurgical problems have prevented development to date.

100% Owned Tilly Lake Property, Shebandowan Belt, NW Ontario

The Company has acquired, by staking, 32 claims located some 6 km along strike from the recently announced Freewest Resources Inc. Larose Property gold discovery. Prospecting on this property is being considered for 2005.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Iron Prospects

The Company acquired, by staking, a large number of iron ore properties, some jointly with another party, located on Quebec's North Shore. The Company has no immediate plans regarding these properties, save for joint venture possibilities.

Other Properties

The Company continues to hold a number of prospective properties in inventory. These properties will be held in inventory until the economic conditions of the global mining industry and the company warrant commencing new exploration programs.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended January 31, 2005 and the preceding 7 quarters:

Three Months Ended	3rd Quarter January 31, 2005	2nd Quarter October 31, 2004	1st Quarter July 31, 2004	4th Quarter April 30, 2004
Operating Loss	$19,798	$36,236	$17,195	$22,782
Loss per Share	$0.001	$0.001	$0.001	$0.001
Fully Diluted Loss per Share	$0.000	$0.001	$0.001	$0.001

Three Months Ended	3rd Quarter January 31, 2004	2nd Quarter October 31, 2003	1st Quarter July 31, 2003	4th Quarter April 30, 2003
Operating Loss	$17,839	$37,006	$22,271	$17,276
Loss per Share	$0.001	$0.001	$0.001	$0.001
Fully Diluted Loss per Share	$0.001	$0.001	$0.001	$0.001

The operating expenses are higher in the 2nd Quarter of both 2003 and 2004 as this is the quarter that the Company incurs additional costs related to the filing of the audited annual financial statements and preparation and mailing of annual meeting materials to shareholders. These costs were slightly lower in 2004 than in 2003 as the Company paid additional fees during the 2003 period for the filing of private placement and incentive stock option transactions.

DEFERRED COSTS AND EXPLORATION EXPENDITURES

For the three months ended January 31, 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2005 Net Costs For Period	2004 Net Costs For Period
McFaulds					
Fancamp					
Gamache					
Iron Prospects					
Manic 3					
Manicuagan					29,396
Mingan Longue Pointe		26,187			103,230
St. George		3,676			2,450
Tilly Lake					2,400
Upsalquitch Forks					
Total	0	29,863	0	29,863	137,476
Cumulative Mineral Property Costs Deferred Beginning of Period				819,512	580,711
Cumulative Mineral Property Costs Deferred End Of Period				$849,376	$718,187

For the nine months ended January 31, 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2005 Net Costs For Period	2004 Net Costs For Period
McFaulds		1,350		**1,350**	15,851
Fancamp					46
Gamache					161
Iron Prospects	14,519	2,200	(14,381)	**2,338**	
Manic 3	2,254	1,650		**3,904**	
Manicuagan		10,098		**10,098**	29,396
Mingan Longue Pointe		79,105		**79,105**	264,475
St. George	890	6,437		**7,327**	17,017
Tilly Lake					2,400
Upsalquitch Forks					120
Total	17,663	100,840	(14,381)	**104,122**	329,466
Cumulative Mineral Property Costs Deferred Beginning of Period				**745,253**	388,721
Cumulative Mineral Property Costs Deferred End Of Period				**$849,376**	**$718,187**

CURRENT QUARTER EXPLORATION EXPENDITURES

For the three months ended January 31, 2005

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Manic 3						
McFaulds						
Manicuagan						
St. George				1,769	1,907	3,676
50% Owned						
Iron Prospects						
Options on Mineral Properties						
Mingan Longue Pointe					26,187	26,187
Royalty Interests						
Total	0	0	0	1,769	28,094	29,863

For the nine months ended January 31, 2005

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Manic 3	2,254			1,650		3,904
McFaulds				1,350		1,350
Manicuagan		781		5,317	4,000	10,098
St. George	890			3,530	2,907	7,327
50% Owned						
Iron Prospects	138			2,200		2,338
Options on Mineral Properties						
Mingan Longue Pointe		3,300		18,316	57,490	79,106
Royalty Interests						
Total	1,028	4,081	0	30,713	64,397	104,123

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

The Company had working capital of $338,646 as at January 31, 2005.

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Also see Note 11. "Contingency" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 10. to the interim financial statements.

SUBSEQUENT EVENTS

There were no material events subsequent to the end of the reporting period January 31, 2005 and the date of this Management Discussion and Analysis.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2004. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2005.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

FANCAMP EXPLORATION LTD.

CORPORATE INFORMATION

TSX Venture Exchange:	**Trading Symbol: FNC**
Authorized Capital:	**50,000,000 common shares n.p.v.**
Shares Outstanding:	**23,692,981 common shares**
Fully Diluted Shares Outstanding:	**29,426,481 common shares**
Head Office:	7290 Gray Avenue Burnaby, British Columbia V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 10th Floor, 625 Howe Street Vancouver, British Columbia V6C 3B8
Auditor:	Hoogendoorn Vellmer Suite 406, 455 Granville Street Vancouver, British Columbia V6C 1T1
Officers and Directors:	Peter H. Smith, PhD., P.Eng.,President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

Dated March 30, 2005